IBM/EMS Alliance Shift Announced

   May 29, 1997 8:23 PM EDT

   MILWAUKEE, May 29 /PRNewswire/ -- Effective Management Systems, Inc. (Nasdaq: EMSI, EMSIW), the first provider of pre-integrated manufacturing software, said that the General Business Industrial Sector of IBM (NYSE:
   IBM) has informed EMS as well as other participating IBM partners that it is transitioning away from the direct selling of the partners' Enterprise Resource Planning (ERP) software toward a cooperative marketing alliance.

   EMS was informed that the shift in strategy does not suggest a reduced commitment by IBM. This change is intended to allow IBM and EMS to continue to work together in an effective manner.

   "Our very substantial growth in revenue over the last couple of years has been achieved independently from this program with IBM", says Michael Dunham, president and chief executive officer of EMS.

   "We have made an investment in EMS infrastructure associated with his program over the past two years. While we are disappointed that a part of our initial investment will not be leveraged to the extent that we had hoped, we are pleased that EMS and IBM will continue to strengthen our overall relationship".

   "Over the past two years, we have developed excellent relationships with IBM personnel around the country," adds Tom Allen, vice president of sales and marketing for EMS. "We are please that IBM will continue to complement our EMS field-sales efforts going forward".

   EMS's pre-integrated TCM and FACTORYnet I/S software supports management of manufacturing operations in discrete-manufacturing plants in the U.S., Asia and Europe. SOURCE Effective Management Systems, Inc.

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   Additional sources of information
   Tell Me More - From Infoseek
   Company Profile - From E*TRADE:  EMSI,  IBM
   Stock Charts - From Quote.Com:  EMSI, IBM
   SEC Filings - From EDGAR Online:  EMSI, IBM
   Company Capsule - From Hoover's Online:  EMSI, IBM